Exhibit 99.1
 PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD RENEWABLE COMPLETES CDN$250 MILLION PREFERRED UNIT OFFERING

BROOKFIELD, News, February 14, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today completed its previously announced issue of Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 11 (the "Series 11 Preferred Units"). The offering was underwritten by a syndicate led by TD Securities Inc., CIBC Capital Markets, RBC Capital Markets and Scotiabank.

Brookfield Renewable issued 10,000,000 Series 11 Preferred Units at a price of $25.00 per unit, for total gross proceeds of CDN$250,000,000.

The Series 11 Preferred Units will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BEP.PR.K.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com.  Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$250 billion of assets under management.

For more information, please contact:
Zev Korman Senior Vice President, Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

BEP-DISC